SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _________)*

Body Central Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09689U102

(CUSIP Number)

Lane Five Capital Management LP

1122 Kenilworth Drive, Suite 313

Towson, MD 21204

Attention: Scott Liotta

Telephone: (443) 921-2060

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 09689U102

1.	NAME OF REPORTING PERSON

Lisa O’Dell Rapuano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7 SOLE VOTING POWER - 1,247,700
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - 0
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 1,247,700
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14	TYPE OF REPORTING PERSON

IN

*	Beneficial ownership information above is as of April 4, 2014, the filing date of this Schedule 13D.

Page 2 of 11 Pages

CUSIP No.: 09689U102

1	NAME OF REPORTING PERSON

Lane Five Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7 SOLE VOTING POWER - 1,247,700
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - 0
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 1,247,700
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership information above is as of April 4, 2014, the filing date of this Schedule 13D.

Page 3 of 11 Pages

CUSIP No.: 09689U102

1	NAME OF REPORTING PERSON

Lane Five Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7 SOLE VOTING POWER - 1,247,700
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - 0
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 1,247,700
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership information above is as of April 4, 2014, the filing date of this Schedule 13D.

Page 4 of 11 Pages

CUSIP No.: 09689U102

1	NAME OF REPORTING PERSON

Lane Five Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF	7 SOLE VOTING POWER - 1,247,700
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - 0
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 1,247,700
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership information above is as of April 4, 2014, the filing date of this Schedule 13D.

Page 5 of 11 Pages

CUSIP No.: 09689U102

1	NAME OF REPORTING PERSON

Lane Five Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7 SOLE VOTING POWER - 1,247,700
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - 0
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 1,247,700
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership information above is as of April 4, 2014, the filing date of this Schedule 13D.

Page 6 of 11 Pages

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Body Central Corp. (the “Issuer”), with its principal executive offices located at 6225 Powers Avenue, Jacksonville, Florida 32217.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Lane Five Partners LP, a Delaware limited partnership (the “Fund”); (2) Lane Five Capital Management LP, a Delaware limited partnership (the “Investment Manager”); (3) Lane Five Capital Management, LLC, a Maryland limited liability company, the general partner of the Investment Manager (“IM GP”); (4) Lane Five Partners GP LLC, a Delaware limited liability company (the “General Partner”); and (5) Lisa O’Dell Rapuano, a United States Citizen (“Ms. Rapuano”). The Investment Manager serves as the investment manager of the Fund. The General Partner serves as the general partner of the Fund. The IM GP serves as the general partner of the Investment Manager.

The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund. The principal business of the General Partner is acting as general partner to the Fund. The principal business of the IM GP is acting as general partner to the Investment Manager. Ms. Rapuano’s principal occupation is serving as the Managing Member of the General Partner and the IM GP.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds including commissions used by the Fund in making its purchase of the shares of Common Stock owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$4,684,391

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction.

The Reporting Persons have had discussions with the Issuer’s management regarding certain operational issues. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Page 7 of 11 Pages

ITEM 5. Interest in Securities of the Issuer.

(a)	As of April 4, 2014 (the filing date of this Statement), the Reporting Persons beneficially own:

(i)	The Fund directly owns 1,247,700 shares of Common Stock, representing 7.5% of all of the outstanding shares of Common Stock.

(ii)	The Investment Manager, as the investment manager of the Fund, and the IM GP, as the general partner of the Investment Manager, may each be deemed to beneficially own the 1,247,700 shares of Common Stock held by the Fund, representing 7.5% of all of the outstanding shares of Common Stock.

(iii)	The General Partner, as the general partner of the Fund, may be deemed to beneficially own the 1,247,700 shares of Common Stock held by the Fund, representing 7.5% of all of the outstanding shares of Common Stock.

(iv)	Ms. Rapuano, as the Managing Member of the General Partner and the IM GP, may be deemed to beneficially own the 1,247,700 shares of Common Stock beneficially owned by the General Partner and the IM GP, representing 7.5% of all of the outstanding shares of Common Stock.

(v)	Collectively, the Reporting Persons beneficially own 1,247,700 shares of Common Stock, representing 7.5% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly by such Reporting Person.

As of March 28, 2014, the Reporting Persons collectively beneficially owned 1,247,700 shares of Common Stock representing 7.5% of all of the outstanding shares of Common Stock.

The foregoing percentages set forth in this response are based on the 16,615,513 shares of Common Stock outstanding as of March 17, 2014, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and filed with the SEC on March 27, 2014.

(b)         The Fund has, and each of the Investment Manager, the IM GP, the General Parter and Ms. Rapuano may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of the 1,247,700 shares of Common Stock reported herein.

(c)         The following Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock during the last sixty (60) days:

Lane Five Partners LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
3/28/2014	500,000	$0.94043	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Page 8 of 11 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: April 4, 2014

LISA O’DELL RAPUANO

LANE FIVE PARTNERS LP

LANE FIVE CAPITAL MANAGEMENT LP

LANE FIVE CAPITAL MANAGEMENT, LLC

LANE FIVE PARTNERS GP LLC

By:	/s/Lisa O’Dell Rapuano
Lisa O’Dell Rapuano, for herself, as the Managing
Member of the IM GP (for itself and the Investment
Manager) and as the Managing Member of the General
Partner (for itself and the Fund)

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

Page 11 of 11 Pages